SRK Consulting (Canada) Inc.
2200–1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

CERTIFICATE OF QUALIFIED PERSON

To Accompany the Technical Report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada and Effective Date:** November 15, 2014.

I, Dr. Adrian Dance, residing in West Vancouver, British Columbia do hereby certify that:

1) I am a Principal Consultant with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 2200, 1066 West Hastings Street, Vancouver, British Columbia, Canada.
2) I am a graduate of the University of British Columbia in 1987 where I obtained a Bachelor of Applied Science and a graduate of the University of Queensland in 1992 where I obtained a Doctorate. I have practiced my profession continuously since 1992 including eight years as a consultant and have experience working in a number of base metal flotation operations around the world.
3) I am a Professional Engineer registered with the Association of Professional Engineers & Geoscientists of British Columbia, license number 37151.
4) I have not visited the subject property, but relied on site visits conducted by co-authors of this Technical Report: Stephen Taylor, Ken Reipas, Gilles Arseneau, Bruce Murphy, Kelly Sexsmith and David Farrow over the period 2010 to 2013.
5) As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.
6) I am responsible for report Sections 13 and 17 and co-authored Section 1, 24, 25 and 26 and have reviewed the Technical Report.
7) My prior involvement with the project consists of a co-authoring an Updated Preliminary Economic Assessment, completed in November, 2013.
8) I have read National Instrument 43-101 and the definition of "Qualified Person" set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9) SRK Consulting (Canada) Inc. and its supporting team of consultants were retained by .Alexco Resources Corporation(Alexco) to prepare an Updated Preliminary Economic Assessment of the KHSD project. In conducting the assessment, SRK followed CIM "Best practices" and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Alexco personnel.
10) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.
11) That, as of the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Original Signed and Stamped"

Vancouver
December 10, 2014

Dr. Adrian Dance, PEng
Principal Consultant